UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Dash Labs, Inc.

Legal status of issuer

　　Form
　　C-Corporation

　　Jurisdiction of Incorporation/Organization
　　Delaware

　　Date of organization
　　July 12, 2012

Physical address of issuer
175 Varick Street, 4th Floor, New York, NY 10014

Website of issuer
https://www.dash.by

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
4582 shares

Price (or method for determining price)
$5.4572 per share

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 3, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$401,581	$344,121
Cash & Cash Equivalents	$363,596	$158,663
Accounts Receivable	$31,089	$178,854
Short-term Debt	$1,600,566	$1,496,963
Long-term Debt	$0	$0
Revenues/Sales	$1,423,132	$707,987
Cost of Goods Sold	$389,666	$46,098
Taxes Paid	$0	$0
Net Income	$(106,143)	$(161,565)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 30, 2018

Dash Labs, Inc.



Up to $1,070,000 of Preferred Stock

Dash Labs, Inc. ("Dash", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 3, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by August 3, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 3, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.dash.by/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/dashlabs

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Dash Labs, Inc. is a Delaware C-Corporation, formed on July 12, 2012.

The Company is located at 175 Varick Street, 4th Floor, New York, NY 10014.

The Company's website is https://www.dash.by.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/dashlabs and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$5.4572
Minimum investment amount per investor	$1,000
Offering deadline	August 3, 2018
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 9, 10, 12, 13, and 16-18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is subject to rapid technological change and is dependent on new product development. The industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. The Company's success will also depend substantially upon its ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, the business would be adversely affected.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products, participating in extended evaluations and configuring the products to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company relies on other companies to provide the hardware of their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide the underlying hardware which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two suppliers for the hardware.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

In general, demand for our products and services is highly correlated with the automotive industry, which is itself driven by consumers and therefore the general economic condition. A substantial portion of our revenue for the automotive industry is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA noted that the Company has incurred losses from inception of approximately $1,282,834 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows operations in subsequent periods. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 70% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Dash is a robust connected-car platform that includes both a consumer-facing product and a suite of enterprise services for partners in the automotive and technology value chain.

Business Plan
Our initial consumer offering was a product that worked on most cars built after 1996, adding smartphone-based telematics features to make driving smarter, safer, greener, and more affordable for everyday drivers. The app automatically creates a history of all your drives; it also gives drivers behavioral feedback that lets individuals easily maximize their fuel economy. By adding one of the many compatible OBD adapters ('On-Board Diagnostic' devices that easily plug into the car dashboard, under the steering wheel), Dash can also perform engine diagnostics and display engine sensor readings in real time.

Dash's enterprise solution is called the "Vehicle Intelligence Platform," and has been used by our partners for projects ranging from usage-based insurance to automotive product development to urban planning initiatives.
We've delivered large-scale implementations for organizations such as Ford, Johnson Controls, New York's DOT, Allstate and our insurance partners in Europe. Our business model is working with these enterprise partners, with monetization including data licensing, creating intelligence reports, developing machine learning models, and white-labeling our full technology stack.

At a glance:
- Connected car platform, harnessing telematics data from drivers and vehicles
- Focus on both consumer and enterprise, as well as developer tools (API and SDK)
- Hardware-agnostic - we have integrated with dozens of Bluetooth and cellular OBD devices
- 447,000 downloads of our Android and iPhone software, in 100+ countries
- Awards from The White House / Department of Energy, Ford, and Edmunds

The Company's Products and/or Services

Product / Service	Description	Current Market
Open connected car platform	Vehicle intelligence platform, including both a hardware and software component, that facilitates driver feedback, diagnostics, and data.	Companies such as Ford, Johnson Controls, Mann Hummel, and All State, who license the data and predictive maintenance algorithms

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are companies such as Ford, Johnson Controls, Mann Hummel, and All State, who license the data and predictive maintenance algorithms.

Intellectual Property
The Company is dependent on the following intellectual property:

Application or Registration #	Application Type	Title	Receipt Date	Grant Date	Country
62296341	Provisional	This invention relates to the calculation of fuel efficiency based on OBDII sensor data combined with vehicle metadata.	17-FEB-2016	n/a	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
86172212	Application service provider featuring application programming interface (API) software for collecting, monitoring, aggregating, sharing, processing, analyzing and transmitting GPS, transportation, vehicle location and other vehicle data	CHASSIS	January 22, 2014	December 23, 2014	United States

Litigation
None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.73% of the proceeds, or $65,600, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Engineering Resource	50%	50%	50%
Business Development, Sales, and Ops Resource	20%	20%	20%
Marketing Spend	10%	10%	10%
Technology Costs (e.g., servers, licenses)	10%	10%	10%
Other (e.g., legal, office)	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brian Langel	CTO, Treasurer	Technology
Jamyn Edis	CEO, President	Commercial

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may	Percentage ownership of	Other material terms

			limit, dilute, or qualify the Securities issues pursuant to this Offering	the Company by the holders of such securities prior to the Offering	
Common Stock	2,130,213	N/A	N/A	88.3315%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Promissory Note	Angel Investors	$1,298,870	5%	Per Annum	N/A	June 30, 2016	_____

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Jamyn Edis and Brian Langel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Langel	Common Stock	35%
Jamyn Edis	Common Stock	35%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Dash Labs, Inc., a Delaware C- Corporation ("the Company"), was formed on June 1, 2012 and is headquartered in New York, New York. The Company offers a connected car platform that utilizes a data collection device and mobile application to track data on driving habits of users, in order to provide driver feedback to improve overall safety and provide cost savings. The Company also provides licenses to third parties to utilize the collected data and the predictive maintenance algorithm via the Company's Vehicle Intelligence Platform.

For the year ending in 2016, the Company received total revenue of $707,987, representing $668,714 in licensing and service fees and $39,273 in device sales. In 2017, the Company received a total revenue of $1,423,132 representing $1,086,457 in licensing and service fees and $336,675 in device sales. This resulted in an overall net loss in each of 2016 and 2017 of $161,565 and $106,143, respectively

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $275,000 in cash on hand as of March 31, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $13,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous	Offering Exemption	Type of Securities	Amount of Securities Sold	Use of Proceeds of the Previous

	Offering	**Relied Upon**	**Offered**		**Offering**
Convertible Promissory Note	March 15, 2015	Regulation D, 506(b)	Convertible Note	$1.29M	Engineering, Marketing, Business Development, AWS, Licenses, Hardware, Contractors, Office

Convertible Notes Payable

At June 30, 2017 and 2016, the Company has convertible notes outstanding of $1,298,870. These notes matured during the year ended June 30, 2016 and are currently in default. The notes accrue interest at 5% per annum and as of June 30, 2017 and 2016, total accrued interest on outstanding convertible notes is $232,681 and $157,896, respectively. Interest expense recognized on outstanding convertible notes for the years ended June 30, 2017 and 2016 is $74,787 and $71,147, respectively. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares ("Qualified Financing") or upon the sale, transfer, or other disposition of substantially all of the Company's assets, outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

No principal or interest amounts have been converted in either year ended June 30, 2017 or 2016.

Stockholder's Equity

The Company has 10,000,000, $0.001 par value, shares authorized, and 2,130,213 shares of common stock issued and outstanding at June 30, 2017 and 2016. There were no issuances of shares in either year ended June 30, 2017 or 2016. As of June 30, 2017 and 2016, 50,000 warrants to purchase an equal number of shares of stock were outstanding. These warrants expire in 2023.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series A Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Series A Preferred Stock

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series A Preferred Stock is outstanding, holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A Preferred Stock Investment Agreement
Under the Series A Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series A Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

From time to time, the Company receives advances from shareholders to fund operations. These advances are non-interest bearing. At both June 30, 2017 and 2016, shareholder advances totaled $27,787.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jamyn Edis
(Signature)

Jamyn Edis
(Name)

CEO, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jamyn Edis
(Signature)

Jamyn Edis
(Name)

Director
(Title)

5/30/18
(Date)

/s/Brian Langel
(Signature)

Brian Langel
(Name)

Director
(Title)

5/30/18
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Dash Labs, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
and
Independent Accountants' Review Report

For the Years Ended June 30, 2017 and 2016

TABLE OF CONTENTS



F&A

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Dash Labs, Inc.
c/o Jamyn Edis
175 Varick Street, 4th Floor
New York, NY 10014

We have reviewed the accompanying financial statements of Dash Labs, Inc. (a Delaware Corporation), which comprise the balance sheets as of June 30, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the years ended June 30, 2017 and 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 4 of the financial statements, Dash Labs, Inc. relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about Dash Labs, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

May 23, 2018

Dash Labs, Inc.
Balance Sheets
At June 30, 2017 and 2016
(unaudited)

ASSETS

		2017		2016
Current assets				
Cash	$	363,596	$	158,663
Accounts receivable, net		31,089		178,854
Prepaid expenses		2,285		-
Total current assets		396,970		337,517
Equipment, net		4,611		6,604
Total assets	$	401,581	$	344,121

LIABILITIES AND STOCKHOLDERS' EQUITY

		2017		2016
Current liabilities				
Accounts payable and accrued liabilities	$	101,228	$	12,410
Shareholder advances		27,787		27,787
Convertible notes		1,298,870		1,298,870
Accrued interest		232,681		157,896
Total current liabilities		1,660,566		1,496,963
Stockholders' equity:				
Common stock		2,130		2,130
Additional paid in capital		21,719		21,719
Accumulated deficit		(1,282,834)		(1,176,691)
Total stockholders' equity		(1,258,985)		(1,152,842)
Total liabilities and stockholders' equity	$	401,581	$	344,121

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Dash Labs, Inc.
Statements of Operations
As of June 30, 2017 and 2016
(unaudited)

	Year ended June 30,	
	2017	2016
Revenue		
Licensing and service fees	$ 1,086,457	$ 668,714
Device sales	336,675	39,273
Total revenue	1,423,132	707,987
Cost of goods sold	389,666	46,098
Gross profit	1,033,466	661,889
Expenses:		
Wages	501,003	501,788
Research and development	263,222	43,450
Web hosting and services	135,513	30,366
General and administrative	38,419	74,335
Travel and related expenses	36,056	39,143
Professional fees	34,300	10,925
Insurance	27,724	19,152
Rent	25,314	30,293
Depreciation	1,993	1,993
Total operating expenses	1,063,544	751,445
Net loss from operations	(30,078)	(89,556)
Other expense		
Interest expense	76,065	72,009
Net loss before provision for income tax	(106,143)	(161,565)
Provision for income taxes	-	-
Net Loss	$ (106,143)	$ (161,565)
Loss per common share - basic and fully diluted	$ (0.05)	$ (0.07)
Weighted average number of shares outstanding - basic and fully diluted	2,170,213	2,170,213

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Dash Labs, Inc.
Statements of Changes in Stockholders' Equity
As of June 30, 2017 and 2016
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid in Capital	Deficit	Equity
Balance - June 30, 2015	2,130,213	$ 2,130	$ 21,719	$ (1,015,126)	$ (991,277)
Net loss				(161,565)	(161,565)
Balance - June 30, 2016	2,130,213	2,130	21,719	(1,176,691)	(1,152,842)
Net loss				(106,143)	(106,143)
Balance - June 30, 2017	2,130,213	$ 2,130	$ 21,719	$ (1,282,834)	$ (1,258,985)

4

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Dash Labs, Inc.

Statements of Cash Flows

Years Ended June 30, 2017 and 2016

(unaudited)

	Year ended June 30, 2017		Year ended June 30, 2016	
Cash flows from operating activities:				
Net loss	$	(106,143)	$	(161,565)
Adjustments to reconcile net loss to net cash used by operating activities:				
Depreciation expense		1,993		1,993
Change in assets and liabilities				
Accounts receivable, net		147,765		(68,994)
Prepaid expenses		(2,285)		-
Accounts payable and accrued expenses		88,818		20,804
Accrued interest		74,785		71,148
Net cash (used) provided by operating activities		204,933		(136,614)
Net increase (decrease) in cash		204,933		(136,614)
Cash at beginning of period		158,663		295,277
Cash at end of period	$	363,596	$	158,663
Supplemental cash flow information:				
Cash paid during the period for:				
Interest	$	-	$	-
Income taxes	$	-	$	-

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Dash Labs, Inc., a Delaware C-Corporation ("the Company"), was formed on June 1, 2012 and is headquartered in New York, New York.

The Company offers a connected car platform that utilizes a data collection device and mobile application to track data on driving habits of users, in order to provide driver feedback to improve overall safety and provide cost savings. The Company also provides licenses to third parties to utilize the collected data and the predictive maintenance algorithm via the Company's Vehicle Intelligence Platform.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's year-end is June 30.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended June 30, 2017 and 2016, the Company recognized $8,991 and $10,509 in advertising costs, respectively, and is recorded under the heading 'General and administrative' in the statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may have cash balances in excess of federal insured limits. No losses have been recognized as a result of these excess amounts.

Revenue Recognition

The Company recognizes only when all of the following criteria have been met:
- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the fee for the arrangement is fixed or determinable; and
- collectability is reasonably assured.

The Company offers certain data collection devices, via the Company's website, to be used in conjunction with mobile applications. Revenue is recognized on the sale of these devices once online order is processed and product is delivered to the customer.

The Company recognizes license and service revenue pursuant to multiple short-term contracts for specific projects. These contracts include certain fixed and variable pricing components. Fixed price components are subject to certain milestones, as defined in the individual contracts, and revenue is recognized once the specific milestone is attained. Variable price components are recognized in the month the Company provides the defined services.

Allowance for Uncollectible Accounts

The Company recognizes an allowance on accounts receivable deemed to be uncollectible. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary at either June 30, 2017 or 2016.

Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Maintenance and repairs are expensed as incurred, while significant renewals or betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. In the event that the facts and circumstances indicate that the current carrying value is impaired, an evaluation of recoverability is performed. There can be no assurances that market conditions or demand for the Company's products and services will not change, which could result in future impairment. No impairment charge was considered necessary at either June 30, 2017 or 2016.

Depreciation expense was $1,993 for the years ended June 30, 2017 and 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $203,532 and $30,950 for the years ended June 30, 2017 and 2016, respectively

Software

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software.* Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final software product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes as of the date the software is released to the public for use. As of June 30, 2017 and 2016, the Company has capitalized no costs related to internally-developed software.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the state of New York.

As of the Company's most recently filed tax return, the Company has a tax net operating loss (NOL) of $1,143,754 for which it may receive future tax benefits. However, as of June 30, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 titled "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either a retrospective of cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2019 for nonpublic entities. The Company is currently evaluating the effect that the updated standard will have on these financial statements and related disclosures.

There have also been a number of issued ASUs to amend authoritative guidance, including those above, that either (a) provide supplemental guidance, (b) are technical corrections, (c) are not applicable to the Company, or (d) are not expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 23, 2018, the date these financial statements were available to be issued.

NOTE 2 – CONVERTIBLE NOTES PAYABLE

At June 30, 2017 and 2016, the Company has convertible notes outstanding of $1,298,870. These notes matured during the year ended June 30, 2016 and are currently in default. The notes accrue interest at 5% per annum and as of June 30, 2017 and 2016, total accrued interest on outstanding convertible notes is $232,681 and $157,896, respectively. Interest expense recognized on outstanding convertible notes for the years ended June 30, 2017 and 2016 is $74,787 and $71,147, respectively. The notes may be converted upon the following:

1. Upon the Company receiving cash of no less than $1,000,000 for the sale of the Company's shares ("Qualified Financing") or upon the sale, transfer, or other disposition of substantially all of the Company's assets, outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

No principal or interest amounts have been converted in either year ended June 30, 2017 or 2016.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company has 10,000,000, $0.001 par value, shares authorized, and 2,130,213 shares of common stock issued and outstanding at June 30, 2017 and 2016. There were no issuances of shares in either year ended June 30, 2017 or 2016.

As of June 30, 2017 and 2016, 50,000 warrants to purchase an equal number of shares of stock were outstanding. These warrants expire in 2023.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,282,834 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows operations in subsequent periods.

There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time to time, the Company receives advances from shareholders to fund operations. These advances are non-interest bearing. At both June 30, 2017 and 2016, shareholder advances totaled $27,787.

NOTE 6 – CONCENTRATIONS

At both June 30, 2017 and 2016, all accounts receivable was due from one customer.

As of June 30, 2017 and 2016, 76% and 62% of revenue was from two customers, respectively.

EXHIBIT C
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Invest in Dash

Dash is a 'vehicle intelligence platform', developing mobility products for drivers and enterprise fleets

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$1,000	**$13,500,000**	**Preferred Equity**
Minimum	Pre-Money valuation	Security Type

INVEST

Time Left **65d : 11h : 18m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Dash is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Dash without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> Downloaded by 447,000 users in over 100 countries. 180k registered users, with 115,000 registered vehicles, who have driven over 75 miles.

> Enterprise partners include DOT/Allstate, Johnson Controls, REMA Insurance, RepairPal, and Ford (through GTB).

> Investors include: Techstars, Phystech Ventures, CyberAgent, Slow Ventures, Urban Us, Dennis Crowley (co-founder of Foursquare) and Bre Pettis (Co-founder of MakerBot,

> $1.4M Revenue from 2017

> Awarded Judges' Prize by Department of Energy for Apps for Vehicles Challenge; Recognized by Fast Company on 'Most Innovative Companies 2018' list for Data Science

Fundraise Highlights

> Total Round Size: US $4,000,000

> Raise Description: Series A

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $13,500,000

> Target Minimum Raise Amount: US $750,000

> Offering Type: Side by Side Offering

Dash has built a 'Vehicle Intelligence Platform' with a vision to be the world's leading telematics marketplace.

The car industry is in the middle of a generational shift in how we view mobility. Increasingly, drivers are anticipating the trend towards autonomous, connected, electrified, and shared (A.C.E.S.) vehicles.

We believe there is an opportunity to harness driving data and use it to improve transportation: both for cars today, as well as vehicles of this connected future.

Currently, there are a billion cars on the road and almost all are mechanically elaborate (average 30,000 moving parts) and technically complex (a new car might have over 100 million lines of code). Yet, we believe, few cars are 'smart', nor do most automakers centrally capture the data from their drivers. Dash changes that, bridging that missing connection between automobiles and the cloud.

By leveraging driver behavior data and vehicle performance data directly from our 'Drive Smart' product users, and our machine learning capabilities, Dash creates algorithms to enhance actuarial risk analysis, as well as predictive maintenance models, infrastructure planning, policy recommendations, and advertiser targeting. In addition, Dash's data can be used to inform autonomous vehicle driving models, by better anticipating the behavior of surrounding human drivers.

Dash's mobility suite has created products for the consumer (hardware, plus software for iOS and Android, installed by nearly 447,000 users in over 100 countries since 2014), enterprise (insurers, OEMs, Tier 1 suppliers, government agencies, advertisers) and developers (API, SDK).

Commercial partners include Ford, Johnson Controls, Mann+Hummel, Department of Transportation NYC, AllState, REMA Insurance, and more.

Pitch Deck


Vehicle
Intelligence
Platform

Product & Service

Dash is a robust connected-car platform that includes both a consumer-facing product and a suite of enterprise services for partners in the automotive and technology value chain.

Our initial consumer offering was a product that worked on most cars built after 1996, adding smartphone-based telematics features to make driving smarter, safer, greener, and more affordable for everyday drivers. The app automatically creates a history of all your drives; it also gives drivers behavioral feedback that lets individuals easily maximize their fuel economy. By adding one of the many compatible OBD adapters ('On-Board Diagnostic' devices that easily plug into the car dashboard, under the steering wheel), Dash can also perform engine diagnostics and display engine sensor readings in real time.

Dash's enterprise solution is called the "Vehicle Intelligence Platform," and has been used by our partners for projects ranging from usage-based insurance to automotive product development to urban planning initiatives.

We've delivered large-scale implementations for organizations such as Ford, Johnson Controls, New York's DOT, Allstate and our insurance partners in Europe. Our business model is working with these enterprise partners, with monetization including data licensing, creating intelligence reports, developing machine learning models, and white-labeling our full technology stack.

At a glance:

- Connected car platform, harnessing telematics data from drivers and vehicles
- Focus on both consumer and enterprise, as well as developer tools (API and SDK)
- Hardware-agnostic - we have integrated with dozens of Bluetooth and cellular OBD devices
- 447,000 downloads of our Android and iPhone software in 100+ countries

Gallery





MADE IN NYC
ROLL WITH
DASH
SINCE 2012
dash

Founders.

Media Mentions



FAST COMPANY
FORTUNE
BUSINESS INSIDER
BBC
TechCrunch
THE VERGE
POPULAR SCIENCE
USA TODAY
CNN
WIRED
cnet

Team Story

Dash was founded by Jamyn Edis and Brian Langel in 2012, with a vision to harness technology and data to make driving smarter, safer, greener and more affordable for every day drivers. They met while working on a project at HBO for the sports franchise, where they developed and patented a system to instrument boxing gloves, in order to capture data on punch types, force and speed, and visualize it online and in the broadcast. This was an extension of their personal and professional interest in leveraging data and instrumenting the physical world to optimize every day activity.

It was while driving to a test site that the two began discussing pain points involving in-vehicle technology, in particular the poor experience of the infotainment and dashboard gauges, as well as the lack of compelling second screen experiences and mobility solutions. As they researched vehicle technologies, they realized they could access the raw data from the CANBUS (the car's 'brain'), using an OBD with Bluetooth, and set about designing a product that would at once demystify the complexities and cost of car maintenance, but also improve safety while providing a delightful user experience. Dash was born.

Their initial prototype won them a place in the highly competitive Techstars 2013 accelerator program in New York, beating out 1,700 other companies for one of ten spots. The founders raised money from institutional and angel investors, and used the proceeds to build out their engineering and operations team. The first Dash product was launched in January of 2014 and has won awards from the White House / the Department of Energy, Ford, Edmunds, 1776, Fast Company and more.

In addition to Dash's co-founders - Jamyn and Brian - the other team members are primarily focused on engineering, design, data science and operations.

Founders and Officers

Jamyn Edis
CEO

Jamyn Edis is the co-founder and CEO of Dash. Jamyn has over 20 years of experience in strategy, product development, partnerships, finance and marketing, primarily in the technology, media and telecoms industries. As a VP at HBO, he led the Emerging Technology R&D Group and also worked in the London and New York offices at Accenture's strategy consulting practice, with industry focus was technology, media and telecoms; his clients include Sprint, British Telecom, Rogers, Fox Interactive, MySpace, Global Telematics, Trader.com, Sony PlayStation, World Rally Championships, Warner Music, EMI. He is currently an Adjunct Professor in New Media and Entrepreneur-in-Residence at NYU Stern School of Business. He holds an MBA from Harvard Business School and a BA/MA from Cambridge University.

Brian Langel
CTO

Brian Langel, co-founder and CTO of Dash – Brian has 15 years of experience in technology development. He was formerly a software engineer at HBO, where built backend architecture for HBO GO, as well as worked with HBO Sports. Previously, worked at Union Pacific Railroads, upgrading their systems to optimize cargo asset routing. Worked at McGraw Hill on adaptive learning platform. Previously, Brian founded a technology start-up that provides hardware, software and data solutions for scientific research, to track migration patterns of wildlife. Brian holds a Computer Science degree from the University of Chicago and is currently an Adjunct Professor at NYU, where he teaches computer science.

Notable Advisors & Investors

Amol Sarva

Investor, Founder & CEO, Knotel

Dennis Crowley

Investor, Founder & CEO, Foursquare

Techstars Ventures

Investor, VC

Slow Ventures

Investor, VC

Physstech Ventures

Investor, VC

CyberAgent Ventures

Investor, VC







Urban.Us

Investor, VC



Bre Pettis

Investor, Founder & CEO, MakerBot



Dave Morin

Investor, Founder & CEO, Path, Slow Ventures

Q&A with the Founder

Q: Please detail your short and long-term competitive advantages versus key existing competitors.

Dash: Unlike Zubi & Automatic, we are hardware agnostic. We are not tied to our own manufactured hardware, which we outsource from off-the-shelf providers, and this limits inventory risk. We have many (12+) relationships with manufacturers, which allows us to leverage on price, another advantage for our clients.

More importantly, we not tied to particular data source. As regulations and technology change, we can maintain flexibility. For example, electric cars like Tesla do not have OBD (on board device) ports.

To go further, based on our estimates, Dash can work with 80% of devices. Other competitors don't work with other manufacturers - they focus on software just for their devices. While they could integrate with other devices, this would cannibalize their business model. We see OBD as transitional tech. Long term, Dash plans to transfer to other devices, such as only phone. When we do that they we will be able to do things that other people can't do. Use machine learning from car and phone data, we'll be able to infer what others can't. We see this as highly attractive to fleet clients, for example.

Humm is owned by Verizon, and the device operates off an additional 4G data plan. They offer a consumer product only, similar to Dash's app. In essence, this offering is another way for them to sell additional data plans.

Otonomo is the most similar to Dash, and is trying to build a hardware agnostic umbrella product. However, they are very much behind, and are just getting to making one off deals here and there. They also do not own the data they collect, which will make it much harder to develop an off the shelf enterprise product with predictive algorithms such as ours.

Unlike all other competitors, our consumer product is 'international'. 45% of our userbase is outside of the U.S, and no one else's apps available outside of the U.S. While we're yet to create, for example, a Japanese language version, our app itself is tailored to different geographies e.g. km vs miles.

Q: Please detail the barriers to entry for this market.

Dash: Data. Access to 4TB of vehicle data, from 180k registered users, 115k registered vehicles and 65k OBD device installations garnered over the last 4 years.

Brand. Over the last 4 years, Dash's website has been visited by 665k vistors, with 1.5m page views, 100k email sign ups and 120k social followers. We have customers on 100+ countries. The mobile product has permeated the consumer marketed for connected car. We've also won major awards from Edmunds, the White House and the Dept. of Energy.

Technology. Our tech stack is highly complex, including predictive AI algorithms built off our data.

Q: What is the size of your Serviceable Addressable Market?

Dash: There are 1bn cars worldwide. For just one example, take the auto insurance sector. The U.S. auto industry represents 4% US GDP Total annual revenue $500bn, of which $200bn is aftermarket of which $40bn is telematics. The average accessory spend per car is $1,500. The Personal auto insurance market is worth $200bn, with an average premium of $1,000 / car p.a.

Q:

Please outline the regulatory landscape for your market.

Dash: GDPR is the European data regulation for data privacy. However, we are not a hardware manufacturer, car manufacturer, nor insurer, and so we are exempt from regulation in those sectors.

Q: Please detail your existing customer acquisition and sales strategy. How will this develop post-raise?

Dash: Enterprise Customers: Today is a mix of inbound and outbound business development, and so is relatively heavy touch customer development. Post-raise, the goal is to put emphasis on reusing the same software built for bespoke projects for multiple customers – i.e. fleet, data self-service – and do so through more traditional ad and sales model.

Users: Drivers are acquired via mix of press and PR, social and content marketing, co-promotion (e.g. Microsoft (see video in deck), amazon), app store featuring and promotion, and events.

Q: Please detail your current customer/user and revenue traction.

Dash: Enterprise: Revenue was $1.4M in 2017. To date we've worked with multiple enterprise clients across a variety of verticals, including Ford (OEM), Johnson Controls, and Mann + Humme (Tier 1 Suppliers), NYC Dept. of Transport (Smart City), and Rema (Insurance).

On the consumer side, our mobile product has seen 477k user installs, across 100 countries. We've collected data from 5m trips and 75m miles. The average session is 20 mins, and our retention is good, around the industry average of 30%.

Q: Please describe your typical customer/user profiles.

Dash: Users are every day drivers (commuters, learners, tinkerers, gearheards).

Customers are B2B partners (OEM, Insurers etc), who pay for our data and platform.

Q: Please provide detail on your pricing structure for existing and future products/services.

Dash: In the past we've developed bespoke contracts. Going forward our data will be licensed on a per mile basis i.e 10k per 10,000 miles. This will be cut by make / model / year and geography. Algorithms will be licensed according to need. Fleet solutions will be priced per driver / vehicle / fleet manager 'seats'.

Q: Please detail your current key metrics (i.e. MRR, CAC, ARPA, Churn, Average Contract Term, Average Sales Cycle etc.) How have these changed over time i.e. last 12 months.

Dash: User growth is steady, around 100,000 new users per year. Revenue increased 60% yoy from 2016-2017 and is expected to double in 2018. Churn is in line with industry averages, at 30%. The average sales cycle is currently lengthy, but variable with these one off projects.

Q: Please detail the structure of your strategic partnerships.

Dash: Contract (time and materials), data licensing, platform licensing, and device sales.

Q: Please summarize your strategy to scale post-raise.

Dash: Focus on engineering for fleet and data dashboard products; grow users with traditional paid acquisition models; invest in sales organization.

Q: Please summarize your operating history milestones, stages of product/platform development, and forward product development plan.

Dash: Launched after being part of Techstars in 2013, after which we raised VC and Angel capital, and grew our team.

In early 2014 we launched our consumer product, now at 447,000 drivers downloaded across 100+ countries/.

We later launched the 'chassis' developer API / SDK to power an enterprise offering. After testing, we began monetizing enterprise in 2016. Since then revenue has grown to $1.4m in 2017, and we've now been profitable for 2 years. During our enterprise phase we have partnered with DOT / Allstate, REMA insurance, Ford, Johnson Controls, and Mann + Hummel.

Our 2018+ development roadmap will be focused on off the shelf fleet data products and a data dashboard. We intend to invest primarily in engineering headcount, and sales to build off the shelf products, and to grow this business.

Q: Please detail your manufacturing and distribution strategy, where applicable.

Dash: We do not manufacture our devices, we purchase them on a needs basis from one of 12+ manufacturers, and select the right device for each project. The expense is picked up by the client for these.

Q: Please detail your IP strategy, including any current IP, with particular attention to any patents filed/granted.

Dash: We have a provisional patent filed, and five more in draft stage.

Q: Please provide further detail on your proposed use of proceeds.

Dash: Primarily engineering and sales to build out turnkey solution and expand customer base. We already have much of the product in place and will continue to do one off projects to develop new products i.e. Mann-Hummel Battery was willing to pay for the battery algorithm but we can now license it out to other clients. We have a strong sense of what us needed, we now need the extra bandwidth.

Q: What do you view as your exit opportunity?

Dash: Big tech i.e. google, msft, Samsung may wish to purchase the data. Equally, ans OEM such as Ford or GM may want the platform, or a supplier such as Johnson Controls, or Bosch. Equally, and insurer i.e. State Farm, or a ride share / rental platform may wish to leverage our tech stack i.e. Zipcar, Lyft.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $4,000,000
Minimum investment:	US $1,000
Target Minimum:	US $750,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $5.4572
Pre-money valuation:	US $13,500,000
Option pool:	10.0%
Liquidation preference:	1.0x

Additional Terms

Investor Proxy Agreement	All non-Major Purchasers will be subject to an Investor Proxy Agreement ("IPA"). The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Dash has set an overall target minimum of US $750,000 for the round, Dash must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Dash's Form C.
Regulation CF cap:	While Dash is offering up to US $4,000,000 worth of securities in its Series A, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

E

If Minimum Amount Is Raised



- Other (e.g. legal, office)
- Technology costs (e.g. ...
- Business Development /...
- Marketing spend
- Engineering resource

If Maximum Amount Is Raised



- Other (e.g. legal, office)
- Technology costs (e.g. ...
- Business Development /...
- Marketing spend
- Engineering resource

Investor Perks

- **$5,000 ("Bronze")** - Limited edition Dash investor t-shirt, plus branded key chain

- **$25,000 ("Silver")** - All of the above, plus embossed driving gloves

- **$50,000 ("Gold")** - All of the above, plus dinner in NYC with founders and quarterly call with team

- **$100,000 ("Platinum")** - All of the above, plus a day of racing at the legendary Lime Rock Park track in Connecticut with the Dash founders

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Dash's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Terms

Pre-Seed

Round Size	US $1,330,000
Closed Date	Mar 31, 2015
Security Type	Convertible Note
Valuation Cap	US $9,000,000

Invest Now

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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FAQs

SeedInvest

Financial Discussion

Please see the financial information listed on the cover page of the Form C in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Dash Labs, Inc., a Delaware C-Corporation ("the Company"), was formed on June 1, 2012 and is headquartered in New York, New York. The Company offers a connected car platform that utilizes a data collection device and mobile application to track data on driving habits of users, in order to provide driver feedback to improve overall safety and provide cost savings. The Company also provides licenses to third parties to utilize the collected data and the predictive maintenance algorithm via the Company's Vehicle Intelligence Platform.

For the year ending in 2016, the Company received total revenue of $707,987, representing $668,714 in licensing and service fees and $39,273 in device sales. In 2017, the Company received a total revenue of $1,423,132 representing $1,086,457 in licensing and service fees and $336,675 in device sales. This resulted in an overall net loss in each of 2016 and 2017 of $161,565 and $106,143, respectively

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $275,000 in cash on hand as of March 31, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



Forecast growth of automotive data monetization (based on Frost & Sullivan 2025 projections)

Industry analysts forecast aggressive growth in adoption of connected car products, as well as data monetization.

Frost & Sullivan forecasts the size of the market for vehicle data alone to grow from USD $2 billion in 2017 to $33 billion in 2025; McKinsey & Co forecasts the overall size of the connected car market as high as USD $750 billion by 2030. Many analysts forecast annual growth rates of 25-30%.

These analyses point to a future where automotive data analysis goes from novelty to a standard industry requirement in just a few years. Awareness of the value of automotive-based data will likely grow from the automotive sector to general marketing as the trend towards individually-targeted marketing continues.

In addition, macro trends have been identified by industry observers, which a coalescing around the so-called 'ACES' themes; Autonomous, Connected, Electrified, Shared. The Dash 'Vehicle Intelligence Platform' is well-placed to take advantage of these market-wide trends, and has been validated by our work with industry partners to date.

Key competitors include: Automatic, Mojio, Nexar, Octo Telematics, OnStar, Otonomo, Verizon Hum, Zubie.

Below are links to relevant analyst reports and industry studies:

- https://store.frost.com/automotive-data-monetisation-pricing-and-business-models.html
- https://www.prnewswire.com/news-releases/global-automotive-on-board-diagnostics-obd-market-to-grow-at-a-cagr-of-155-by-2021-key-vendors-are-autel-bosch-diagnostics-detroit-diesel-innova-electronics-corporation-iec--vector-informatik-300497353.html

- https://www.mckinsey.com/~/media/McKinsey/Industries/Automotive%20and%20Assembly/Our%20Insights/Monetizing%20car%20data/Monetizing-car-data.ashx

- https://www.mckinsey.com/~/media/mckinsey/industries/automotive%20and%20assembly/our%20insights/how%20carmakers%20can%20compete%20for%20the%20connected%20consumer/competing_for_the_connected_customer.ashx

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is subject to rapid technological change and is dependent on new product development. The industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. The Company's success will also depend substantially upon its ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that it will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on its business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, the business would be adversely affected.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products, participating in extended evaluations and configuring the products to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company relies on other companies to provide the hardware of their products. They depend on these suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of major components or subsystems for their products, or from whom they acquire such items, do not provide the underlying hardware which meet required specifications and perform to their and their customers' expectations. Their suppliers may be less likely than them to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where they rely on only one or two suppliers for the hardware.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

In general, demand for our products and services is highly correlated with the automotive industry, which is itself driven by consumers and therefore the general economic condition. A substantial portion of our revenue for the automotive industry is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The reviewing CPA has included a "going concern" note in the reviewed financials. Specifically, the CPA noted that the Company has incurred losses from inception of approximately $1,282,834 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt, or additional equity financing, and its ultimate ability to commence profitable sales and positive cash flows operations in subsequent periods. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of our planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Company has not filed a Form D. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
⌄ ▢ Pitch Deck and Overview (4 files)	Folder
⌄ ▢ Product or Service (23 files)	Folder
⌄ ▢ Financials (2 files)	Folder
⌄ ▢ Fundraising Round (1 file)	Folder
⌄ ▢ Miscellaneous (3 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Dash

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Dash. Once Dash accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Dash in exchange for your securities. At that point, you will be a proud owner in Dash.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Dash has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Dash does not plan to list these securities on a national exchange or another secondary market. At some point Dash may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Dash either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Dash's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Dash's Form C. The Form C includes important details about Dash's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D

Investor Deck

dash

Vehicle
Intelligence
Platform



This presentation contains offering materials prepared solely by Dash Labs, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Vision



- The **automotive industry** is trending toward **Autonomous, Connected, Electrified and Shared** (ACES), and harnessing **driving data is core**

- **Dash** has a vision to be the world's **leading connected vehicle platform**, building the 'Automotive Graph' of telematics data

- Our **mobility products connect vehicles and drivers**, making the roads smarter, safer, greener and more affordable

Problem

- The car is a **our largest mobile device**, yet the billion cars worldwide can be **complex, unsafe, polluting** and expensive

- Today, **90% of vehicles are not connected,** creating a **an opportunity to harness driving data** to address these problems

- In order to accelerate the ACES future, vehicles **need solutions** that **capture data,** are **connected, cloud-based, mobile-first, affordable** and **work on today's cars**



Opportunity

Global Commercial Telematics Market

Size and Forecast (2013 - 2020)



- The **market for telematics globally** is estimated to range from **$50bn worldwide by 2020**

- High end estimates include **McKinsey's** report on monetizing car data, **forecasting $750bn by 2030**

- The same **data can be leveraged by multiple verticals**, including OEM, insurance, fleet, dealers, ride-sharing, smart city and mapping

Sources: *McKinsey; Frost & Sullivan; Allied*

Solutio
n

- Dash's **'Vehicle Intelligence Platform'** leverages data from users of our **hardware** (OBD) and **software** (iPhone and Android)
- **Award-winning products** have been used by nearly **450,000 drivers** in over **100 countries**, generating **>75m miles of data**
- **Enterprise** partners **license** our **data** and predictive **algorithms**, for initiatives from automotive **product development** to **policy** development to **usage-based insurance**

















dash
Vehicle Intelligence Platform

FAST COMPANY
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
THE WHITE HOUSE
WASHINGTON
HACK
OMOTIVE
EDITORS' CHOICE
INNOVATION 2015
Better Homes
13/14
Cloud
INNOVATION
WORLD
CUP

Link: [Dash Website]

Products





Software

- Dash for Android and iPhone

- Smart driving assistant

- Trip tracking, engine diagnostics, driver scoring, audio alerts, maintenance and more

Hardware

- On Board Diagnostic (OBD II) devices, reads CANBUS

- Compatible with cars since 1996

- 3rd party Bluetooth 2, BLE, Wi-Fi and cellular devices







Licensing

- White-label usage based insurance product

- Custom OBDs, branded mobile apps, infrastructure, risk algorithms

- 'Powered by Dash'

Data & Algorithms

- Data licensing and visualization

- Intelligence reports

- Developer API / SDK

- Predictive maintenance algorithms

User Traction

New Users

450,000



Countries

100+



USA
55%
Int'l
45%



Press Coverage





Our 35th annual Franchise 500
Entrepreneur
The most powerful women to watch
2014
T3
HTC ONE M8 VS GALAXY S5
THE NINTH ANNUAL
HOT 100
THE ESSENTIAL TECH, TALENT & CUTTING-EDGE GEAR IGNITING YOUR WORLD RIGHT NOW
Stuff
ANNIVERSARY SPECIAL
iPHONE 6
SEXIER THANIOS
TWIST & SHOOT
Games of the world unite!
STEAM IS RISING
Watch out Xbox & PS4, Steam Machines are the real next-gen consoles
AMERICA'S BEST BUSINESS SCHOOLS • SILICON ALLEY'S FIRST BILLIONAIRE
Forbes
TWITTER CEO DICK COSTOLO
HOW TWITTER WILL SAVE TV
(AND TV WILL SAVE TWITTER)
FAST COMPANY
THE WORLD'S 50 MOST INNOVATIVE COMPANIES
TOP 10 LISTS

Business
FORTUNE
THE WALL STREET JOURNAL
Entrepreneur
Technology
THE VERGE
TechCrunch
Mashable
News
CNN
BBC
CBS
Consumer
Stuff
cnet
T3
FAST COMPANY
Trade
Automotive News
Telematics UPDATE
Advertising Age
Automotive
ROAD & TRACK
HOT ROD
JALOPNIK

Source: Dash Press Page

dash

Business Model

- **Monetization** is through **licensing of data, algorithms and technology**
- **Enterprise revenue** to date has been **$3.9m***, with **profitability** since **2016**
- New development is focused on **automating data access** and **multi-vehicle products**



Data. Driven.
Hardware
Vehicle integration and device procurement
UI / Software
Award-winning application development
Infrastructure
Flexible, cloud-based data provisioning
SDK / API
Integrate with our platform or white-label
Machine Learning
Statistical analysis and algorithm development

Customer Solutions
Intelligence
Algorithm
Dashboard
Data
From data to intelligence, Dash's telematics marketplace provides tailored solutions for customers across the automotive value chain.

Source: [Dash for Business]

*Historical revenue was recorded on a cash basis. Not reviewed by a third-party CPA. This number also includes $100K that has been invoiced but not yet received. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Partners

OEM	Tier 1 Supplier	Tier 1 Supplier	Smart City	Insurance
Ford* - a leading car manufacturer with $45bn market cap, sell 7m cars/year	JCI - $40bn market cap, sell 150m car batteries/year	Mann+Hummel – leader automotive filtration, $4bn revenue	Department of Transportation (DOT), partnered with AllState Insurance	REMA - a Norway retailer, $2.5bn revenue, privately owned
Project:	**Project:**	**Project:**	**Project:**	**Project:**
In response to industry emissions reports, benchmarked real fuel efficiency vs. lab tests analyzing 85k Dash drivers across 5k car models for 24 months	Assess remotely (using Machine Learning + OBDs/ mobile software) the health of car battery, exceeding accuracy of standard industry tools	Rollout predictive maintenance algorithm to Dash drivers to flag filtration health and improve in-house model	Dash software & data enabled DOT NYC to launch a 'Drive Smart' program aimed to reduce congestion, pollution and on-road fatalities in NYC	'Usage Based Insurance' - Dash developed turnkey product, including mobile apps, risk algorithms, infrastructure & 10k custom OBDs

*Initiated via their agency Ogilvy / GTB

- **Marketing partners** have included Amazon, Google, Microsoft, RepairPal (for more, see [link](#))
- **Sales Pipeline:** current proposals with Subaru, AAA, Club Assist, Ford USA, Avis / Zipcar, NAE, Wheaton Dealerships, as well as new work for Mann+Hummel and REMA Insurance

Roadmap

2014-15

Market launch of consumer product, grow users

- Raise ~$1.3m from Slow Ventures, Techstars and angel investors
- Launch consumer product on iPhone and Android
- Global rollout and featured by Google
- Launch Chassis API and IFTTT channel

2016-17

Build enterprise customers, monetize platform and data,

- Multiple awards & press incl. Fortune, CNN, BBC, WSJ, Wired, The Verge
- 'Drive Smart' program with Dept. of Transport & AllState
- Launch first in market Usage Based Insurance product for EU partner
- Enterprise engagements for Ford and Johnson Controls

2018-2019

Scale data product, license algorithms, new products

- Reach 450k users in 100 countries and partner with Mann+Hummel
- Launch DashCam and device-free products
- Roadmap: data dashboard, fleet management and dealer solutions

dash

Team



Jamyn Edis
Founder, CEO



Brian Langel
Founder, CTO



Prof. Sam Hui
Data Science *



Adrian Xu
Android



Cunqi Xiao
iOS



Anne Jiao
UX / UI*



Ethan Hartman
Operations

Investors



Dennis Crowley
Foursquare



Dave Morin**
Path



Bre Pettis
Makerbot




techstars®
CyberAgent
Ventures




SLOW VENTURES
AlphaPrime Ventures





PHYSTECH VENTURES
URBAN.US
AngelList



*Sam and Anne are contractors ** invested through Slow Ventures

Competition


Software
Torque
Rev
Inrix
Otonomo
FiXD
Octo Telematic
Consumer
dash
Enterprise
Automatic
Mojio
Verizon Hum
OnStar
DanLaw
Nexar
Hardware

- Dash is the **leading open connected car solution**
- Focus on **software, data and platform**
- **Hardware agnostic**
- **International user base** for both **consumer** and **enterprise**
- **Multiple communication protocols** supports (BT2, BLE, Wi-Fi, cellular)
- Partners in **multiple verticals**
- **Large scale technology deployments**
- **Proven monetization** of telematics data

This figure represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Use of Funds

Allocation of Capital



Engineering resource
50%

- Other (e.g. legal, office)
- Business Development /...
- Technology costs (e.g. ...
- Engineering resource
- Marketing spend

Capital will be focused on **products, people and pipeline**

1. Products

i) **Vehicle fleet dashboard** and **fleet SDK**

ii) Additional **predictive maintenance algorithms**

iii) Self-serve **dashboard** for B2B data licensing

2. People

- Enhancing **engineering (web, backend, mobile), product / UX, data science, sales / biz dev**

3. Pipeline

- Scaling sales pipeline, with focus on **multi-vehicle operators (including fleet, dealer, rental, logistics)**

EXHIBIT E

Video Transcript

Video Script

J&B 2-shot: Hi, I'm Jamyn and this is Brian. We're the founders of Dash.

J: Dash makes any car a smart car. But more than that - what we've really built is a powerful platform for connected car data.

J: Our initial consumer offering was a hardware and software product that works on any car since 1996. The features help make driving smarter, safer, greener, and more affordable for everyday drivers.

B: Our consumer app allows even older cars to gain the benefits of high-tech mobility solutions. The app automatically creates a history of all your drives; it also gives drivers behavioral feedback that lets anyone easily maximize their fuel economy. If you add an OBD device, Dash will do engine diagnostics and display real-time sensor readings.

J: Since we launched, we've added 450,000 users in over 100 countries. Our products have won awards from The White House, The Department of Energy, as well as Ford and Edmunds. We've earned great press coverage in over 250 outlets across the globe -- from CNN and Fortune, to TechCrunch, Business Insider, and WIRED magazine.

J: In addition to our consumer products, Dash's enterprise solution is our "Vehicle Intelligence Platform," which is used by our partners for projects ranging from usage-based insurance to automotive product development.

We've delivered large-scale implementations for organizations such as Ford, Johnson Controls, New York's DOT, and our insurance partners in Europe. This has included data licensing, machine learning models, and white-labeling our full technology stack.

B: Now that we've logged nearly 100 million miles of driving data, we have really begun to see patterns emerge, and the next wave of possibilities. Our data science team is enhancing our products with predictive maintenance algorithms, as well as risk and behavioral models. We are also exploring emerging technologies, like blockchain, to track vehicle ownership and repair logs.

J: The connected car market is growing exponentially - a recent McKinsey report forecast the market to be worth $500 billion dollars by end of the next decade.
And telematics data alone is estimated at $30 billion dollars by 2025, according to Frost & Sullivan.

J: We're fundraising to accelerate the growth of our enterprise business. In particular, we are investing in products to automate and scale data licensing and algorithm development. We are going to be building on the success of our predictive maintenance models with a focus on the fleet vertical.

On-Screen 2 shot:

We have benefited from a fantastic community since the moment we launched, and we're excited to offer an opportunity for those early supporters to join us as investors.

We know that we can make driving a lot smarter -- not for its own sake, but for important gains in safety and efficiency -- and we want you to share in our success. Thank you.